                          SCHEDULE 14A
                         (Rule 14a-101)

            INFORMATION REQUIRED IN PROXY STATEMENT

                   SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities
            Exchange Act of 1934 (Amendment No.     )

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant  [X]
Check the appropriate box:
[X]  Preliminary Proxy Statement    [ ]  Confidential, for Use of
                                         the Commission Only (as
                                         permitted by Rule 14a-
                                         6(e)(2))

[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-
     12

                   UNITED CITIES GAS COMPANY
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        (Name of Registrant as Specified in Its Charter)

                    SOUTHERN UNION COMPANY
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           (Name of Person(s) Filing Proxy Statement,
                 if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ ]  $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1), 14a-
     6(i)(2) or Item 22(a)(2) of Schedule 14A.

[ ]  $500 per each party to the controversy pursuant to Exchange
     Act 14a-6(i)(3).

[ ]  Fee computed on table below per Exchange Act Rules 14a-
     6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies:

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     (2)  Aggregate number of securities to which transaction
          applies:

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     (3)  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4)  Proposed maximum aggregate value of transaction:

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     (5)  Total fee paid:

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[X]  Fee paid previously with preliminary materials.

     [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registra-tion statement number, or the Form or Schedule and the date of its filing.

     (1)   Amount previously paid:

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     (2)   Form, Schedule or Registration Statement No.:

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     (3)   Filing Party:

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     (4)   Date Filed:

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

                      SUBJECT TO COMPLETION
        PRELIMINARY PROXY STATEMENT DATED OCTOBER 29, 1996

                    OPPOSITION PROXY STATEMENT
                    --------------------------
                      SOUTHERN UNION COMPANY
                 504 Lavaca Street, Eighth Floor
                        Austin, Texas 78701

             PROXY STATEMENT OF SOUTHERN UNION COMPANY
           IN OPPOSITION TO THE PROPOSED MERGER BETWEEN
      UNITED CITIES GAS COMPANY AND ATMOS ENERGY CORPORATION
                  -------------------------------

TO ALL SHAREHOLDERS OF UNITED CITIES GAS COMPANY:

This Opposition Proxy Statement is being furnished to holders (the "Shareholders") of the common stock, without par value (the "Common Stock"), of United Cities Gas Company ("United Cities") in connection with the solicitation of proxies by Southern Union Company ("Southern Union") for use in connection with United Cities' Special Meeting of Shareholders which is scheduled to be held on November 12, 1996, at 10:30 a.m. at the Fifth Floor Audi-torium of the First American Center, 326 Union Street, Nashville, Tennessee (the "Special Meeting"). According to the Board's Proxy Statement (defined below), as of the close of business on October 2, 1996 (the "Record Date"), there were 13,174,794 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. Only Shareholders of record on the Record Date are entitled to vote at the Special Meeting. This Opposi-tion Proxy Statement and form of proxy are first being sent to
Shareholders on or about October    , 1996.
                                 ---

Southern Union, which as of the Record Date was, and presently is, the beneficial owner of 6.5% of United Cities' outstanding Common Stock, opposes the proposed merger (the "Merger") between United Cities and Atmos Energy Corporation ("Atmos") and is seeking your support in opposing the Merger by urging you to (i) VOTE AGAINST THE MERGER and (ii) ASSERT YOUR DISSENTERS' RIGHTS under the Illinois Business Corporation Act of 1983. The Board of Directors and executive officers of Southern Union, along with other persons who may participate in this opposition solicita-tion, are listed on Appendix A attached hereto. Southern Union knows of no matter to come before the Special Meeting other than those outlined herein. Southern Union has not made and may determine not to make a competing offer for United Cities, but has reserved its right to do so in the future. See "Risks Associated with Accepting the Opposition Proxy and Asserting Dissenters' Rights."

Southern Union believes that Shareholders should vote AGAINST the Merger and ASSERT THEIR DISSENTERS' RIGHTS for the following rea-sons: (i) until the Board of Directors seeks competing proposals for United Cities from third parties (which it may not be legally obligated to do), Shareholders should not be satisfied that the Merger provides them the maximum value for their investment in United Cities; (ii) the termination fee of $15,000,000 (the "Ter-mination Fee"), which United Cities must pay to Atmos in the event United Cities enters into a competing transaction or the Merger is not consummated under certain circumstances, inhibits competing offers for United Cities by effectively decreasing the value to Shareholders of such offers by such amount; (iii) the awards to certain executive officers of United Cities of addi-tional benefits, including a payment of up to $8.9 million to its executive officers in the event of a change of control of United Cities with any party other than on the same terms providing for the payment of $5.1 million to certain executive officers of United Cities under certain circumstances, further inhibits the success of any competing offer for United Cities; (iv) the Board of United Cities did not obtain price protection despite the historical fluctuations in the market price of the Atmos stock offered in the Merger; and (v) the $2,000,000 to be paid to PaineWebber Incorporated ("PaineWebber") if the Merger is com-pleted should have been used to assist United Cities in pursuing competing proposals to maximize Shareholder value.


          PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

As a Shareholder of United Cities, WHETHER TO PROCEED WITH THE MERGER IS A DECISION OVER WHICH YOU HAVE AUTHORITY TO ACT. Southern Union urges you to take the time to understand (i) the Joint Proxy Statement of United Cities and Atmos, which includes the Prospectus of Atmos and, as an exhibit thereto, the Agreement and Plan of Reorganization, dated July 19, 1996, between United Cities and Atmos, as amended by Amendment No. 1 to Agreement and Plan of Reorganization, dated October 3, 1996, and the related Plan of Merger (together, the "Merger Agreement") which contains the terms of the Merger (the "Board's Proxy Statement"), which you receive from United Cities, to be sure that you understand the proposed Merger as it stands as of the time that you vote, and (ii) why Southern Union objects to the proposed Merger and certain risks associated with accepting the Opposition Proxy and asserting your Dissenters' Rights, as set forth in this Opposi-tion Proxy Statement.

October    , 1996
        ---






         PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

                 THE BLUE OPPOSITION PROXY CARD

Southern Union urges you to vote AGAINST the proposed Merger between United Cities and Atmos on the BLUE OPPOSITION PROXY CARD (the "Opposition Proxy"), which will be provided to Shareholders of record of the Common Stock as of the Record Date. Further, Southern Union recommends that you assert your dissenters' rights ("Dissenters' Rights") with respect to your shares and the pro-posed Merger, pursuant Sections 11.65 and 11.70 of the Illinois Business Corporation Act of 1983 (the "Illinois Act"). See "DISSENTERS' RIGHTS" below.

Southern Union presently intends to vote against the Merger and to assert its Dissenters' Rights. The obligation of United Cities and Atmos to effect the Merger is subject to certain con-ditions (which may be waived by Atmos and/or United Cities) including, among other things, the following conditions which may be waived by Atmos: that the holders of fewer than 10% of the outstanding shares of United Cities Common Stock have asserted their Dissenters' Rights; and that Atmos has received the written opinion of its independent accountants that the Merger can be accounted for as a pooling of interests. If the holders of 10% or more of the outstanding shares of United Cities Common Stock as of the Record Date assert their Dissenters' Rights as to the Merger, it is unlikely that the Merger could be accounted for as a pooling of interests.

You may use the Opposition Proxy to Vote For or Against the pro-posed Merger. Because the Merger requires the approval of a majority of the shares of Common Stock outstanding as of the Record Date, failure to vote or to return neither the Opposition Proxy nor the proxy accompanying the Board's Proxy Statement will have the same effect as a vote against the Merger. Abstentions and broker non-votes also will have the same effect as votes against the Merger.

Southern Union urges you to complete, sign and date the enclosed OPPOSITION PROXY and to return it in the enclosed prepaid envelope as soon as possible. This will not prevent you from attending the Special Meeting and voting your shares in person even if you have previously returned a proxy card since a proxy is revocable up to the time it is voted. IF YOU HAVE VOTED FOR THE MERGER ON A UNITED CITIES PROXY, YOU MAY STILL VOTE AGAINST THE PROPOSED MERGER ON THE OPPOSITION PROXY MERELY BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY CARD.

Southern Union also urges you to assert your Dissenters' Rights.
A vote against the Merger, a non-vote or an abstention from voting is not enough, by itself, to assert your Dissenters'
Rights.  See "DISSENTERS' RIGHTS" below.

Shares represented by a valid unrevoked Opposition Proxy will be voted as specified. If no specification is made, shares repre-sented by an Opposition Proxy will be voted AGAINST the Merger, as described in the Board's Proxy Statement, and will be voted in the discretion of the persons named therein on any other matters that may properly come before the Special Meeting or any adjourn-ments or postponements thereof. Opposition Proxies may be revoked at any time provided that a written revocation which clearly identifies the proxy being revoked is executed and delivered to Southern Union Company, c/o Georgeson & Company Inc. at Wall Street Plaza, New York, New York 10005. A later dated proxy automatically revokes an earlier dated one. You may also revoke any proxy given by attending the Special Meeting and voting your shares of Common Stock. Attendance at the Special Meeting will not itself constitute the revocation of a proxy.

If you own your shares in the name of a bank, brokerage house or other custodian, nominee or other fiduciary, only such fiduciary can vote your shares of Common Stock and assert your Dissenters' Rights. Accordingly, you should contact such fiduciary and give instructions with respect to the granting your proxy and asserting your Dissenters' Rights. Such fiduciary cannot vote your shares or assert your Dissenters' Rights unless he or she receives your specific instructions.

         PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

IF YOU HAVE ANY QUESTIONS OR HAVE ANY DIFFICULTY GRANTING PROXIES
OR ASSERTING YOUR DISSENTERS' RIGHTS, YOU ARE INVITED TO CONTACT
GEORGESON & COMPANY INC. TOLL-FREE AT (800)          .  BANKS AND
                                            ---------
BROKERS CALL (212)             (COLLECT).
                   -----------

       RISKS ASSOCIATED WITH ACCEPTING THE OPPOSITION PROXY
                AND ASSERTING DISSENTERS' RIGHTS

Shareholders should carefully consider the matters described below as well as all of the information contained in the Board's
Proxy Statement and elsewhere in this Opposition Proxy Statement.

There Is No Assurance of Success in Selling United Cities to
Another Acquiror or on Better Terms
-----------------------------------------------------------------

Although the proposed Merger consideration is in excess of both the book value and market value of United Cities as of June 30, 1996, Southern Union believes that it is possible that the terms to which a third-party acquiror or merger partner would agree might be more favorable to the Shareholders but for certain terms of the Merger approved by the United Cities Board such as the Termination Fee and certain management perquisites. However, there can be no assurance that an alternative transaction will occur if the Merger is not consummated or that Shareholders will receive terms more favorable than in the Merger if they vote against the Merger and an alternative transaction is subsequently approved; nor can there be any accurate prediction with respect to the prices at which United Cities Common Stock would trade under any such circumstances.

As disclosed in its Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 1, 1996, Southern Union has reserved its right to pursue a combination with United Cities through, among other means, a tender offer, exchange offer or similar transaction, but, in part due to the Termination Fee being payable under certain circumstances, Southern Union presently has not made such a proposal. Accordingly, Share-holders should note that they are being asked to vote AGAINST the Merger on the BLUE PROXY CARD -- THEY ARE NOT BEING ASKED TO VOTE ON ANY ALTERNATIVE TO THE MERGER. The existence or implementa-tion of any such alternative plan is speculative. Since Southern Union has reserved its right to pursue a competing offer for United Cities or might otherwise consider an extraordinary trans-action involving United Cities, its interest in opposing the Merger may differ from those of other Shareholders. Southern Union presently does not compete with Atmos and will not, immedi-ately upon consummation of the proposed Merger, compete with the merged entity. The Schedule 13D filed with the SEC on August 1, 1996, as amended by Amendment No 1. thereto filed with the SEC on August 20, 1996 and Amendment No. 2 thereto filed with the SEC on October 18, 1996 is referred to herein as the "Schedule 13D."

As disclosed in Amendment No. 2 to Southern Union's Schedule 13D, on October 16, 1996, Southern Union filed with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice its notification under the Hart-Scott-Rodino Antitrust Improvements Act of its intention to acquire additional Common Stock of United Cities in an amount less than 15% of the issued and outstanding shares, subject to market conditions, applicable legal and regulatory considerations, and other factors Southern Union may from time to time deem appropriate. Southern Union requested early termination of the statutory waiting period be-fore such acquisitions may commence. Such possible future pur-chases may involve obtaining beneficial interests in shares of Common Stock held by other Shareholders by, among other things, Southern Union entering into contractual arrangements with such Shareholders with respect to their voting AGAINST the Merger, asserting their Dissenters' Rights and continuing to own their shares of Common Stock; however, Southern Union has not entered into any such arrangement, and presently cannot determine what


        PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD the definitive terms of any such arrangement might be. Southern
Union may also decide to sell some or all of its shares of Common
Stock in the future.

As of the date of this Opposition Proxy Statement, United Cities has not made any offer to Southern Union to purchase any shares of Common Stock owned by Southern Union, and Southern Union has not made any offers to sell to United Cities any shares of Common Stock owned by Southern Union.

Perfection of Dissenters' Rights May Not Result in a Higher Con-
sideration But May Preclude the Merger
-----------------------------------------------------------------

Under the Illinois Act, where, along with Virginia, United Cities is incorporated, Atmos must pay Shareholders who properly assert and perfect their Dissenters' Rights the "fair value" IN CASH of their shares of Common Stock. There can be no assurance that such fair value will be greater than the value of the Merger con-sideration offered by Atmos. In addition, Shareholders effecting their Dissenters' Rights may be assessed certain fees for adjudi-cating such rights under certain circumstances and may experience significant delays in receiving fair value in such a proceeding. Southern Union urges Shareholders to assert their Dissenters' Rights not because it believes that asserting such rights would result in the receipt of consideration greater than that offered in the Merger; rather, Southern Union believes that Shareholders should assert their rights in order to attempt to block the Merger. The Merger is subject to certain conditions (which may be waived by Atmos), including that Shareholders owning less than 10% of the outstanding shares of United Cities Common Stock assert their Dissenters' Rights; accordingly, in the event 10% or more of the outstanding shares of Common Stock assert such rights, the Merger may not occur.

Based on Illinois case law, Southern Union believes that dis-senting Shareholders may withdraw their request for Dissenters' Rights for up to several months after the date of the Special Meeting. However, such right of withdrawal may not be settled as a matter of Illinois law, so no, or a shorter, period may be available for such withdrawal. In addition, the receipt of cash upon perfecting Dissenters' Rights may subject such dissenting Shareholders to tax liability on the difference between the cash received and the Shareholder's basis in the Common Stock. Accordingly, Shareholders should refer to "DISSENTERS' RIGHTS" below for details as to how to assert and the uncertain effect of perfecting or withdrawing their Dissenters' Rights, and obtain their own legal counsel for further information regarding such matters.

Payment of Termination Fee, Reasonable Expenses of Atmos and
Other Payments
-----------------------------------------------------------------

As set forth in the Board's Proxy Statement and Section 5.4(b) of the Merger Agreement, the Termination Fee must be paid in the event the Merger Agreement is terminated (i) by United Cities in the exercise of its Board of Directors of its fiduciary duties with respect to a "Competing Transaction" (as defined below),
(ii) by Atmos if the Board of Directors of United Cities has taken a position recommending a Competing Transaction, or if the Board of Directors of United Cities fails to recommend the Merger to the Shareholders of United Cities, or (iii) by Atmos because the Shareholders of United Cities have approved a Competing Transaction. Termination of the Merger Agreement only in the circumstances listed would necessitate the payment of the Termi-nation Fee. Any other prior termination for different reasons permitted under Section 7.1 of the Merger Agreement should not trigger payment of the Termination Fee. Therefore, the Termina-tion Fee would not be payable by United Cities solely as a result of (a) Shareholders failing to approve the Merger, and/or (b) Shareholders of 10% or more of the Common stock asserting their Dissenters' Rights, as requested by Southern Union in this Opposition Proxy Statement. In the event the Merger Agreement is not terminated by United Cities or Atmos promptly if the Merger is not approved by Shareholders or Shareholders of 10% or more of the Common Stock assert their Dissenters' Rights, such Termi-nation Fee may still become payable under the circumstances described.

In Section 8.1(h) of the Merger Agreement (see Exhibit A to the Board's Proxy Statement), a "Competing Transaction" is defined to include (i) any merger, consolidation, share exchange, business combination or similar transaction involving United Cities, (ii) any sale, lease, exchange or other

         PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD disposition of 20% or more of the assets of United Cities and its subsidiaries, (iii) any tender offer or exchange offer for 20% or more of United Cities' stock, (iv) the acquisition of 20% or more of United Cities' stock (or rights to acquire such stock) by any person or group, or (v) any public announcement of any proposal or plan or intention to do any of the foregoing or any agreement to do any of the foregoing except as specifically provided in the Merger Agreement for matters in the ordinary course of business. As defined, a Competing Transaction purportedly includes any future transaction involving United Cities. However, with respect to the circumstances under which the payment of the Ter-mination Fee would be triggered, a Competing Transaction would be limited to those transactions occurring at the time the Merger Agreement is still in full force and effect. There can be no assurance, however, how United Cities and Atmos would interpret such provisions of the Merger Agreement.

As set forth in the Board's Proxy Statement and Section 5.4(a) of the Merger Agreement, in the event the Merger Agreement is termi-nated by Atmos due to, among other things (i) the failure of Shareholders to approve the Merger, or (ii) Shareholders of 10% or more of the Common stock asserting their Dissenters' Rights, then Atmos could demand that United Cities reimburse it for its reasonable expenses incurred in connection with the Reorganiza-tion Agreement and the transactions contemplated thereby. The occurrence of either of the events in (i) and (ii) above gives Atmos the right to terminate the Merger Agreement and demand reimbursement of its expenses, but such termination would pre-clude payment of the Termination Fee. Therefore, if Southern Union is successful in its Opposition Proxy Solicitation and Atmos terminates the Merger Agreement as a result thereof, United Cities could be obligated to pay such amount, which is not accurately determinable by Southern Union at this time. Such amount, however, could include all reasonable fees incurred by Atmos and its counsel, accountants and other advisors and agents (including Merrill Lynch, Pierce, Fenner & Smith Incorporated, "Merrill Lynch") and costs incurred in printing and mailing the Board's Proxy Materials. Such amount would not include those fees to be paid only upon consummation of the Merger, such as the $2,400,000 fee to be paid then by Atmos to Merrill Lynch.

In addition, United Cities may be obligated to pay SERP partici-pants approximately $8.9 million in the event United Cities is involved in a change of control transaction with a party other than Atmos. See "Background and Reasons for the Opposition Proxy Solicitation - Effect of Management Perquisites."


  BACKGROUND AND REASONS FOR THE OPPOSITION PROXY SOLICITATION

Southern Union, as of the Record Date and presently, is the bene-ficial owner of 854,300 shares of Common Stock, or 6.5% of the outstanding shares of Common Stock. In opposition to the Merger, Southern Union is seeking to solicit the proxies of Shareholders to be used: (i) to vote AGAINST the Merger; and (ii) to vote in its discretion on such other matters that may properly come before the Special Meeting or any adjournments or postponements thereof.

Southern Union has been a Shareholder of United Cities since December 1995 and has invested in excess of $16.0 million in its shares of Common Stock. Like you, Southern Union wishes to maxi-mize the value of its investment in the Common Stock, a commit-ment that Southern Union believes should have been foremost in the minds of United Cities' Board of Directors and senior manage-ment. Southern Union believes that the history of the exclusive Merger negotiations between United Cities and Atmos, and there-fore, United Cities' Board of Directors' entering into the Merger Agreement, demonstrates that the Board and management did not seek to maximize the value of United Cities. Management did, however, succeed in assuring themselves jobs and perquisites pay-able in the event the Merger is consummated.

Southern Union's objections to the proposed Merger center around the following key issues:

   - United Cities' Board of Directors negotiated and entered into the Merger Agreement quickly (in less than three weeks) without soliciting competing bids for United Cities despite management's

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

       knowledge of Southern Union's interest in meeting with United Cities about a possible combination transaction.

   - The Termination Fee of $15,000,000 payable to Atmos in the event the Merger is not consummated under certain circum-stances discourages any competing offer for United Cities.

   - Management benefits, including Supplemental Executive Retirement Plan ("SERP") benefits to certain executives (currently estimated to total to at least $5.1 million), employment contracts have increased the costs of consum-mating the Merger by the value of such benefits, and potential costs to United Cities of up to $8.9 million in "golden parachute" tax gross-up payments to certain execu-tives have the effect of further inhibiting any competing offer for United Cities.

   - The United Cities Board did not obtain any "collar" to assure the value of the Merger consideration or obtain the right to terminate the Merger Agreement if the Atmos stock price drops below a certain level, despite the histori-cally fluctuating market price of Atmos' stock.

   - The Fairness Opinion rendered by PaineWebber is inadequate and the $2,000,000 in total payments to be made to PaineWebber if the Merger is completed instead should have been used to retain PaineWebber to assist in pursuing com-peting proposals to maximize Shareholders' value.

United Cities' Board and Management Did Not Solicit Alternatives
Despite Management's Knowledge of Southern Union's Interest in
Pursuing a Combination
-----------------------------------------------------------------

United Cities entered into the Merger Agreement on July 19, 1996 despite the fact that management was aware of Southern Union's interest in pursuing a combination. Immediately prior to United Cities engaging in exclusive negotiations with Atmos, Southern Union repeatedly expressed its interest in meeting with United Cities officers in order to discuss a combination with United Cities.

The Board's Proxy Statement focuses exclusively on Atmos' his-toric expressions of interest and the negotiation of the Merger Agreement with Atmos, implying that there were no third parties interested in pursuing a transaction with United Cities. This simply was not the case. In fact, United Cities refused to entertain any proposal from Southern Union.

On May 6, 1996, Peter H. Kelley, President and Chief Operating Officer of Southern Union, and Ronald J. Endres, Executive Vice President and Chief Financial Officer of Southern Union, approached James B. Ford, Senior Vice President and Treasurer of United Cities, regarding Southern Union's interest in meeting about a possible combination transaction. This followed
Mr. Ford's comment earlier that day during his presentation at an American Gas Association Financial Analysts Conference that, at the right price, United Cities was a buyer or a seller. Mr. Ford told Messrs. Kelley and Endres that such a meeting could be arranged. Mr. Endres called Mr. Ford on several occasions in May and June to schedule a meeting. Mr. Ford offered trips to Europe and the Olympic Games as reasons for delaying a meeting. In June, Mr. Ford eventually scheduled a meeting for August 7, 1996 at Southern Union's offices in Austin, Texas. That meeting never took place. Before that date, United Cities instead negotiated exclusively with Atmos, and, on July 19, 1996, both Boards approved and entered into the Merger Agreement.

The Board's Proxy Statement states that, in August 1995,
Charles K. Vaughan, Chairman of the Board of Atmos, first approached Gene C. Koonce, Chairman of the Board, President and
Chief Executive Officer of United Cities, to inquire about the possibility of a merger between Atmos and United Cities.

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

According to the Board's Proxy Statement, Mr. Koonce responded to the initial inquiry and subsequent inquiries of Mr. Vaughan regarding such a transaction by stating that "it was the policy of United Cities to remain independent" or "the Company was not interested" or "not for sale." It was not until a February 1996 planning session that Mr. Koonce advised the Board of his con-tacts with Atmos. At that planning session the Board of Direc-tors of United Cities heard presentations of outside consultants and industry analysts regarding developments in the gas utilities industry and a presentation of internal management regarding a potential internal restructuring to simplify United Cities' man-agement structure.

According to the Board's Proxy Statement, Mr. Koonce continued to respond to subsequent inquiries of Atmos in a similar manner until some time after May 3, 1996, APPROXIMATELY THE SAME TIME Messrs. Kelley and Endres of Southern Union first approached
Mr. Ford regarding a possible combination of United Cities with Southern Union. Later in May -- soon after Messrs. Kelley and Endres expressed Southern Union's interest in United Cities to Mr. Ford -- Mr. Koonce indicated to Mr. Vaughan that United Cities "might be willing to discuss the possibility of [a] merger [with Atmos]." See "Background of the Merger - History of the Merger Negotiations" in the Board's Proxy Statement.

Southern Union considers it inappropriate that United Cities would enter into exclusive merger discussions with Atmos without, at the very least, inviting a proposal from Southern Union. Instead, in the face of Southern Union's continuing requests to meet with United Cities' representatives, United Cities' manage-ment and Board rushed -- in less than three weeks -- into an agreement with Atmos with special terms benefitting the key executives advancing the Atmos proposal.

The United Cities' Board is continuing to inhibit Southern Union's desire to propose an informed competitive offer without the cost to Shareholders of the Termination Fee and management perquisites under the Merger Agreement. The Board has refused to provide Southern Union access to the due diligence information that they provided to Atmos (see "Background of the Merger - His-tory of the Merger Negotiations" in the Board's Proxy Statement) and is attempting to preclude Southern Union from having certain benefits of its ownership of 6.5% of United Cities' outstanding shares. See "- Litigation."

In light of management's knowledge of Southern Union's interest in pursuing a combination transaction with United Cities, coupled with United Cities' retention of a financial advisor, to be paid up to $2,000,000 upon consummation of the Merger and capable of assisting management with such an endeavor, Southern Union be-lieves that the solicitation of competing offers would have been better aligned with achieving the greatest value for Share-holders' investment in United Cities. The Board of Directors has not been and may not be found to have failed in exercising its fiduciary duties to the Shareholders in entering into the Merger Agreement or to have been required to solicit competing offers for United Cities. These issues are not settled under the corpo-rate laws applicable to United Cities, but are the subject of current litigation initiated by Southern Union (see "- Litiga-tion"). Nevertheless, regardless of any legal standard to which the Board of Directors presently is held or may be held in the future, Southern Union believes that, under the circumstances, Shareholders should have expected the Board of Directors of United Cities to solicit competing offers prior to executing the Merger Agreement.

A VOTE AGAINST THE MERGER ON THE BLUE OPPOSITION PROXY CARD WILL
SEND A STRONG MESSAGE TO THE UNITED CITIES BOARD OF DIRECTORS
THAT YOU WANT THE BOARD TO CONSIDER ALTERNATIVES TO THE PROPOSED
MERGER.

Prohibitive Effect of the Termination Fee
-----------------------------------------

Southern Union believes that the Termination Fee impedes the ability of potential third-party strategic partners or bidders from negotiating a merger


       PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD or similar transaction with United Cities. Even if such a propo-sal were made and pursued, the Termination Fee could result in additional transaction costs in the form of the $15,000,000.

In the event the Board of Directors determines that its fiduciary duties require it to proceed with a Competing Transaction, the payment of the $15,000,000 Termination Fee in such event would effectively require the offeror to pay the equivalent of at least a 4.7% premium, and as much as a 5.5% premium over the aggregate value of the Merger consideration offered by Atmos (with the aggregate value of the Merger consideration computed by multi-plying the 13,174,794 shares of United Cities Common Stock out-standing on the Record Date by the $24.125 per share highest, and the $20.875 per share lowest, sale price of Atmos common stock on the New York Stock Exchange since July 22, 1996, the day the pro-posed Merger was announced).

Southern Union believes that the Board of Directors and senior management of United Cities would have maximized the value to Shareholders by investigating other potential strategic partners or bidders. That should have included Southern Union. Instead, while avoiding meeting with Southern Union, United Cities' man-agement and Board negotiated with Atmos exclusively. The Termi-nation Fee, in the opinion of Southern Union, should not have been agreed to until other potential avenues were investigated. Instead, Southern Union was led to believe that a meeting with United Cities to discuss a possible business combination was imminent while United Cities' Board pursued exclusive negotia-tions with Atmos.

The termination fee is payable only by United Cities in the event United Cities is sold to a third party. No such fee is payable by Atmos even though United Cities is responsible for 45% of the total value of the Merger. In addition, Southern Union believes that the $2,000,000 fee (including a $1,400,000 payment due if the Merger closes) to PaineWebber would have been better earned through the Board directing PaineWebber to assist in such inves-tigations. See "- No Price Protection Despite Uncertain Value of Atmos Stock" and "- Limitations on PaineWebber Engagement and Fairness Opinion."

IF THE MERGER AGREEMENT IS TERMINATED BY ATMOS FOR CERTAIN REA-
----------------------------------------------
SONS, INCLUDING EITHER BECAUSE THE APPROVAL OF THE REQUIRED MAJORITY OF SHAREHOLDERS IS NOT OBTAINED OR BECAUSE SHAREHOLDERS OWNING TEN PERCENT OR MORE OF THE OUTSTANDING SHARES ASSERT THEIR DISSENTERS' RIGHTS, THE $15,000,000 TERMINATION FEE WOULD NOT BE
                    --------------------------------------------
PAYABLE.
-------

Effect of Management Perquisites
--------------------------------

The benefits that key United Cities executives negotiated for themselves with Atmos should be carefully considered by Share-holders. In the joint news release that Atmos and United Cities issued on July 22, 1996, Mr. Vaughan said the two companies had "similar management philosophies." The benefits of the Atmos promises to United Cities' management add additional costs that assure them of the value they would obtain if the Merger is con-summated.

Under the terms of the Merger Agreement, certain members of United Cities' management and key employees who participate in the SERP (other than Mr. Koonce) will receive cash payments, upon termination of the SERP in connection with the consummation of the Merger, in exchange for their waiver of certain rights and benefits under the SERP. Such amounts are reported to be up to $5,100,000 in the aggregate. Such officers will then become eligible to participate in Atmos' Supplemental Executive Benefits Plan (the "SEBP"). In addition to the payments made to other officers, Mr. Koonce will be entitled to receive from the SERP a benefit with a value that is currently undisclosed. In the orig-inal Merger Agreement, the amount was stated to be $2,247,434.


         PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

Subsequent to the execution on July 19, 1996, of the Reorganiza-tion Agreement, United Cities adopted amendments to the SERP that, among other things, provide that if a participant becomes subject to the federal excise tax on "excess parachute payments" as a result of receiving any payments pursuant to the change of control provisions of the SERP, United Cities is obligated to make an additional cash payment to make him or her whole for such excise tax, on an after-tax basis. The maximum potential cost to United Cities of this change is approximately $8.9 million. Additionally, a provision was added which would render the change of control provisions thereof inapplicable in the event that United Cities undergoes a change of control involving an entity other than Atmos if such other entity agrees to provide SERP participants with compensation and employee benefits at least equivalent to those agreed to by Atmos. The change of control provisions are inapplicable to the Merger because the waivers referred to above have been obtained. See "Interest of Certain Persons in the Merger - United Cities Personnel -- Supplemental Executive Retirement Plan" in the Board's Proxy Statement. Accordingly, the change of control provisions and the payment by United Cities of approximately $8.9 million would be triggered in the event a change of control transaction with any third party involving United Cities is consummated and either (i) the acquiror does not provide SERP participants with compensation and employee benefits at least equivalent to those agreed to by Atmos or (ii) the SERP participants do not otherwise agree to waive their rights under the SERP.

Pursuant to the Merger Agreement, Atmos has agreed to enter into Employment Agreements with Messrs. Gene C. Koonce, James B. Ford and Thomas R. Blose, Jr., in the event the Merger is consummated. Mr. Koonce will become an officer of Atmos and serve as Vice Chairman of the Atmos Board of Directors (provided he is elected to the Board by Atmos shareholders by virtue of their approval of the Merger) for a period of six months after the Merger.
Mr. Ford will be employed as Senior Vice President--Finance of Atmos. Mr. Blose will be employed as the President of the United Cities operating division of Atmos and Vice President of Atmos. Both Mr. Ford and Mr. Blose will be guaranteed employment for a period of three years after the Merger. Such Employment Agree-ments provide that the employees will receive: an annual base salary; coverage under Atmos' Mini-Med Plan; participation in Atmos' Restricted Stock Grant Plan; participation in Atmos' SEBP; and participation in Atmos' pension, employee stock ownership, welfare benefit and other similar plans and benefits on the same basis as other executives of Atmos, including a company car (or car allowance) and country club membership.

The initial base salaries for Messrs. Koonce, Ford and Blose under the Employment Agreements are $370,875, $193,775 and $191,475, respectively. The Employment Agreements also provide for a retention payment of $60,000 to each of them if after 6 months following consummation of the Merger, the employee (i) is an employee of Atmos, or (ii) is not an employee of Atmos due to termination other than for "cause," his resignation for "good reason" or his having taken normal retirement at age 65. The Employment Agreements also include a severance payment provision whereby, if the employee is terminated other than for "cause" during the term of the agreement, the employee will be entitled to receive all salary, benefits and contributions to plans and programs through the remainder of the agreement's term.

As set forth in United Cities' proxy statement for the Annual Meeting of Shareholders held on May 3, 1996, the base salary of Messrs. Koonce, Ford and Blose during the year ended December 31, 1995 was $303,077, $158,538 and $156,539, respectively.
Mr. Koonce's base salary was increased to $310,000 in April 1996. In the event the Merger is consummated and the Employment Agree-ments with such officers are executed, Messrs. Koonce, Ford and Blose will receive salaries that are 19.6%, 22.2% and 22.3% higher, respectively, than they received in 1995. Although the potential benefits to shareholders resulting from the Merger is uncertain, the personal benefits to these officers is assured.


        PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

In addition, Atmos has agreed to severance agreements for Glenn B. Rogers, Senior Vice President--Gas Supply and Marketing of United Cities, and Shirley M. Hawkins, Senior Vice President and Secretary of United Cities. These agreements provide that in the event of their termination of employment for any reason after the one-year period following consummation of the Merger, Atmos will provide them with a severance payment equal to 200% of their then annual compensation.

It is not possible for Southern Union to accurately compare the compensation and severance packages for United Cities' executive officers prior to and upon consummation of the Merger utilizing existing public information. Therefore, such overall packages may be comparable. Nevertheless, as set forth in United Cities' proxy statement for the Annual Meeting of Shareholders held on May 3, 1996, none of Messrs. Koonce, Ford, Blose or Rogers or
Ms. Hawkins has an employment agreement with United Cities. Such agreements are to become effective upon consummation of the Merger, as described above, and, as such, provide these executive officers with greater job security than they might have other-wise.

Management perquisites payable in the event the Merger is consum-consummated represent the allocation of funds from United Cities operations that could otherwise be retained by United Cities or used to increase the company's value, and therefore, the value of the Shareholders' investment in United Cities. Although such perquisites alone may not discourage a negotiated, alternative transaction to the Merger, Southern Union believes that such perquisites further impede the ability of potential third-party strategic partners from negotiating a merger or similar transac-tion with United Cities unless they match or exceed these manage-ment benefits.

For further information on management perquisites related to the Merger, see "The Reorganization Agreement and the Merger -
Interest of Certain Person in the Merger -- United Cities
Personnel" and "United Cities Stock Plan."

No Price Protection Despite Uncertain Value of Atmos Stock
----------------------------------------------------------

The Merger Exchange Ratio has no "collar." Shareholders will receive one share of Atmos stock for each share of United Cities stock regardless of the market price of Atmos' common stock. Therefore, any decrease in the market price of Atmos stock will decrease the value of the Merger consideration; likewise, any increase in the market price of Atmos stock will increase the value of the Merger consideration. The market price for Atmos stock historically has been subject to fluctuations, and, in the opinion of Southern Union, can be expected to continue to be sub-ject to such fluctuations in the future.

During 1995, Atmos stock had high and low sales prices of $20.625 and $15.875, respectively, representing a 30% price swing during that year. In 1996, prior to the announcement of executing the Merger Agreement on July 22, Atmos stock traded between $21.00 and $31.00 per share, representing a 48% price swing during that period. On July 22, 1996, the day the proposed Merger was announced, Atmos stock closed at $22.625, down more than 12% from its close of $25.875 on the previous trading day, July 19, 1996. During the period from July 22 to July 31, 1996 (the day prior to the filing by Southern Union of its Schedule 13D reporting its ownership of 6.5% of United Cities' Common Stock), Atmos stock traded between $20.875 and $25.875, representing a 24% spread. From August 1 through October 16, 1996, Atmos stock traded between $21.25 and $24.125, representing a 14% price range.


          PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

Limitations on PaineWebber Engagement and Fairness Opinion
----------------------------------------------------------

PaineWebber was not requested or authorized to solicit, and did not solicit, potential purchasers of United Cities. PaineWebber was not asked and did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of United Cities, nor was PaineWebber furnished with any such evaluations or appraisals. Neither United Cities, nor PaineWebber in its Fairness Opinion (attached as Exhibit C to the Board's Proxy Statement), discuss the market value of United Cities in terms of the physical assets of United Cities, and what that may mean to the Shareholders. Furthermore, PaineWebber's analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold. Rather, PaineWebber's Fairness Opinion focused on, among other things, the financial position, operating results and market value of the stock of United Cities and Atmos, as well as other publicly available information. This is despite United Cities' selection of PaineWebber as financial advisor in connec-tion with the Merger based upon, among other factors, PaineWebber's "experience in the valuation of businesses." See "Background of the Merger - Opinion of United Cities' Financial Advisor" in the Board's Proxy Statement.

Southern Union believes that the fair market value of United Cities' assets is important to the Shareholders in making their decision as to where they may realize the greatest value for their shares. Although the Fairness Opinion may be comparable to those delivered in similar negotiated transactions, Southern Union does not believe that PaineWebber has performed a bene-ficial analysis of the fairness of the Merger consideration in the absence of the Board having solicited competing offers, without having made geographical and demographical determinations as to markets which would find portions of the assets attractive and without appraisals of the properties. As described under the caption "United Cities' Board and Management Did Not Solicit Alternatives Despite Management's Knowledge of Southern Union's Interest in Pursuing a Combination" above, Southern Union's dis-satisfaction with the Fairness Opinion and the tasks performed by PaineWebber involve their limited scope, as PaineWebber was not retained to seek other offers for United Cities, which Southern Union believes would have been beneficial to Shareholders in max-imizing the value of their investment in United Cities.

PaineWebber's Fairness Opinion states:

      "Our opinion is directed to the Board of Directors of [United Cities] and does not constitute a recommendation to any shareholder of [United Cities] as to how any such share-holder should vote on the Merger. This opinion does not address the relative merits of the Merger and other transac-tions or business strategies discussed by the Board of Direc-tors of [United Cities] as alternatives to the Merger or the decision of the Board of Directors of [United Cities] to pro-ceed with the Merger. PaineWebber Incorporated was not requested or authorized to solicit, and did not solicit, potential purchasers of [United Cities]."

When Shareholders review the Fairness Opinion, this cautionary language should be kept in mind.

Southern Union believes that the interests of Shareholders in receiving maximum value for their shares would have been better served if the Board had conducted, or retained a third party such as PaineWebber to conduct, such investigations and appraisals. The $600,000 payments to date, plus an additional $1,400,000 fee payable if the Merger is consummated, would bring PaineWebber's total bill to $2,000,000. Southern Union believes this payment should have been used to explore opportunities beneficial to the Shareholders, not simply to justify an exclusively and quickly negotiated sale of their company.

        PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

The Possibility of Other Bidders
--------------------------------

Southern Union's approach to United Cities regarding a possible business combination (described above under "- United Cities' Board and Management Did Not Consider Alternatives Despite Man-agement's Knowledge of Southern Union's Interest in Pursuing a Combination") demonstrates that there was, and United Cities was aware of, one other interested party--Southern Union. The existence of an alternative proposal with terms more favorable to the Shareholders is speculative; however, Southern Union believes that only through soliciting and exploring alternatives to the Merger can any such alternative reasonably be expected to sur-face. In addition, by conducting an "auction" or other request for bids for United Cities stock or its assets, Southern Union believes Shareholders would benefit from the competitive environ-ment such a procedure would facilitate and possibly result in a greater value for Shareholders.

A VOTE AGAINST THE MERGER ON THE BLUE OPPOSITION PROXY CARD WILL SEND A STRONG MESSAGE TO THE UNITED CITIES BOARD OF DIRECTORS THAT YOU WANT THE BOARD TO INVITE ALTERNATIVES THAT MAY PROVE TO BE FINANCIALLY SUPERIOR TO THE PROPOSED MERGER WITHOUT UNITED CITIES -- AND SO, ITS SHAREHOLDERS -- BEARING THE COST OF THE TERMINATION FEE AND SPECIAL PERQUISITES FOR MANAGEMENT.

Shareholders should note that they are being asked to vote AGAINST the Merger on the BLUE PROXY CARD -- THEY ARE NOT BEING ASKED TO VOTE ON ANY ALTERNATIVE TO THE MERGER. The existence or implementation of any such alternative plan is speculative. See "Risks Associated with Accepting the Opposition Proxy." However, United Cities' Board is entrusted with considering the interests and expectations of Shareholders and, therefore, the United Cities Board may consider alternatives to the Merger in the event Shareholders reject the proposed Merger by voting AGAINST the Merger on the BLUE PROXY CARD.

Litigation
----------

Southern Union has initiated certain suits against United Cities and its directors and certain executives, as well as against Atmos, and is presently defending against an administrative pro-ceeding filed by United Cities and Atmos, and a declaratory judgment action filed by United Cities. Each of these actions is summarized below.

On August 20, 1996, Southern Union filed a complaint against United Cities, its Board members and other executives in the United States District Court for the Middle District of Tennessee (Nashville Division) (the "Tennessee Complaint"), alleging that United Cities' Board of Directors failed to exercise their fiduciary duties properly in approving the proposed Merger into Atmos. The Tennessee Complaint seeks preliminary and permanent injunctive relief against United Cities (1) to prevent its taking any further action to consummate the proposed Merger until such time as United Cities' Board has properly exercised its fiduciary duties and (2) directing United Cities to provide Southern Union with confidential information in order to provide Southern Union with the option of making an informed offer for United Cities, in the event it determines to do so. Presently, the parties to this action are engaged in discovery.

On October 18, 1996, Southern Union filed a complaint against Atmos based on Texas law in the District Court of Dallas, Texas (the "Texas Complaint"), alleging that Atmos knowingly partici-pated in breaches of fiduciary duties by Untied Cities, similar to those described above in the Tennessee Complaint, in connec-tion with the proposed Merger. The Texas Complaint seeks pre-liminary and permanent injunctive relief against Atmos to bar its taking any further action to consummate the Merger and otherwise enforcing its rights under the Merger Agreement, including, but not limited to, those provisions (i) restricting the conduct of United Cities' business


          PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD pending the Merger, (ii) limiting United Cities' ability to solicit or facilitate competing transactions or proposals, (iii) providing for termination of the SERP and (iv) providing for payment of the $15,000,000 Termination Fee. The Texas Complaint also seeks actual and exemplary damages.

On August 6, 1996, United Cities and Atmos filed a joint com-plaint (the "MPSC Complaint") against Southern Union with the Public Service Commission of the State of Missouri (the "MPSC"). The MPSC Complaint alleges, among other things, that Southern Union purchased Common Stock without the prior approval of the MPSC in violation of Missouri law. The MPSC Complaint seeks, among other things, (i) a declaration by the MPSC that the pur-chases of Common Stock by Southern Union are in violation of Missouri law and are void and of no effect, (ii) an order by the MPSC requiring Southern Union to submit a plan of divestiture of the Common Stock for approval of the MPSC, (iii) an order by the MPSC requiring that Southern Union cease and desist any further purchases of the Common Stock, (iv) an order by the MPSC requiring Southern Union to refrain from exercising any incidents of ownership in the Common Stock, and (v) maximum penalties in the amount of two thousand dollars ($2,000) for each separate and distinct offense of Missouri law by Southern Union. A hearing before the MPSC has been scheduled for November 12, 1996 to argue Southern Union's motion to dismiss or stay the MPSC Complaint.
To date, the MPSC has denied motions by United Cities and Atmos to compel document production by Southern Union and to expedite the proceeding. United Cities and Atmos subsequently filed a motion for partial summary judgment (and request for a hearing on such motion on November 12, 1996) on the issue of whether the Missouri law cited by United Cities and Atmos is applicable to Southern Union's purchases of Common Stock. By Notice dated October 17, 1996, the MPSC ordered responses to United Cities and Atmos' motion for partial summary judgment be filed no later than October 30, 1996 and set the motion for oral argument before the MPSC on November 12, 1996. Southern Union has denied the applicability of the Missouri law and the availability of the remedies that United Cities and Atmos seek, intends to oppose the motion for partial summary judgment, and has defended and intends to continue to defend vigorously against the MPSC Complaint. It is not possible to predict with any certainty what action may be taken by the MPSC on the scheduled hearing date or thereafter.

On August 19, 1996, Southern Union filed a complaint in the United States District Court for the Eastern District of Missouri (Southeastern Division) (the "Missouri Complaint") seeking a declaratory judgment that Southern Union is entitled to all the usual and customary rights and privileges of ownership of its shares of Common Stock because the Missouri statute that is the basis of the MPSC Complaint is not applicable to Southern Union's purchases of the Common Stock or otherwise is unconstitutional under the federal and Missouri constitutions. On October 29, 1996, the Court determined that it would abstain from hearing the action in light of the pending state proceeding and, accordingly, dismissed the Missouri Complaint without prejudice.

Southern Union originally issued a request to United Cities on October 8, 1996 for a list of Shareholders as of the Record Date so that Southern Union could communicate with them about the pro-posed Merger with Atmos in advance of the Special Meeting.
United Cities originally promised to advise Southern Union of its position with respect to Southern Union's request by October 11, 1996. Contrary to this representation, however, United Cities did not respond to Southern Union's request until October 14, 1996, when it informed Southern Union that, on October 11, 1996, it had filed a lawsuit against Southern Union in Cook County, Illinois, seeking a declaratory judgment that it is not obligated to disclose its Shareholder list to Southern Union until the MPSC Complaint has been resolved and that it is not subject to penalties for refusing Southern Union's request.


        PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

Southern Union filed a Notice of Removal removing the case to the United States District Court for the Northern District of
Illinois.

On October 18, 1996, Southern Union again requested, in this instance specifically referencing 17 C.F.R. Section 240.14a-7 ("SEC Rule 14a-7"), that United Cities: (a) provide Southern Union with the Shareholder information required pursuant to SEC Rule 14a-7(a)(2)(ii) or advise Southern Union that United Cities has elected to mail Southern Union's proxy solicitation materials for Southern Union pursuant to SEC Rule 14a-7(a)(2)(i); and (b) provide Southern Union with certain other information required by SEC Rule 14a-7(a)(1). The purpose of SEC Rule 14a-7 is to give Shareholders, such as Southern Union, the same opportunity that United Cities' Board enjoys in communicating with, and soliciting proxies from, Shareholders. On October 25, 1996, United Cities advised Southern Union that it would comply with such request. Southern Union believes that the purpose of these tactics was to impede timely communications by Southern Union with other Share-holders.


                       DISSENTERS' RIGHTS

Any Shareholder of record as of the Record Date has the right to dissent to the approval of the Merger Agreement and the proposed Merger pursuant to Section 11.65 of the Illinois Act and the right to receive the "fair value" of their shares of Common Stock IN CASH after the closing of the Merger, if the Merger is com-pleted, by complying with the procedures set forth in Section
11.70 of the Illinois Act. See also "Risks Associated with Accepting the Opposition Proxy - Perfection of Dissenters' Rights May Not Result in a Higher Consideration But May Preclude the Merger."

How to Assert Your Dissenters' Rights
-------------------------------------

Shareholders of record of United Cities Common Stock who desire to assert their Dissenters' Rights must satisfy all of the condi-tions contained in Sections 11.65 and 11.70 of the Illinois Act. A written demand for payment for shares of Common Stock must be
---------------------------------------------------------------
delivered to United Cities by a Shareholder seeking payment
-----------------------------------------------------------
before the taking of the vote on the Merger Agreement.  This
-----------------------------------------------------
written demand must be separate from any proxy or vote abstaining from voting or voting against approval of the Merger Agreement.


         PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

Voting against approval of the Merger Agreement, abstaining from voting or failing to vote with respect to approval of the Merger Agreement is required in order to perfect Dissenters' Rights. Such actions, alone, will not constitute a demand for payment
-------------------------------------------------------------
within the meaning of Sections 11.65 and 11.70 of the Illinois
--------------------------------------------------------------
Act.
---

SHAREHOLDERS ELECTING TO EXERCISE THEIR DISSENTERS' RIGHTS UNDER SECTIONS 11.65 AND 11.70 MUST NOT VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT. A VOTE BY A SHAREHOLDER AGAINST APPROVAL OF THE MERGER AGREEMENT IS NOT REQUIRED IN ORDER FOR THAT SHARE-HOLDER TO EXERCISE DISSENTERS' RIGHTS. HOWEVER, IF A SHAREHOLDER RETURNS THE BOARD'S PROXY CARD BUT DOES NOT SPECIFY A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT OR A DIRECTION TO ABSTAIN, THE PROXY, IF NOT REVOKED, WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT, WHICH WILL HAVE THE EFFECT OF WAIVING THAT SHAREHOLDER'S DISSENTERS' RIGHTS.

IF A SHAREHOLDER RETURNS A SIGNED BLUE OPPOSITION PROXY CARD BUT DOES NOT SPECIFY A VOTE FOR APPROVAL OF THE MERGER AGREEMENT OR A DIRECTION TO ABSTAIN, THE PROXY, IF NOT REVOKED, WILL BE VOTED "AGAINST" APPROVAL OF THE MERGER AGREEMENT, WHICH WILL PRESERVE, BUT NOT ITSELF CONSTITUTE ASSERTION OF, THAT SHAREHOLDER'S DISSENTERS' RIGHTS.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN ASSERTING YOUR
DISSENTERS' RIGHTS, YOU ARE INVITED TO CALL GEORGESON & COMPANY
INC. TOLL-FREE AT (800)           .  BANKS AND BROKERS CALL (212)
                        ----------
               (COLLECT).
--------------

A demand for appraisal should be sufficient if it reasonably informs United Cities of the identity of the Shareholder (including the name and address of the Shareholder and the number of shares held of record as such information appears on a proxy card for the Special Meeting) and that such Shareholder intends thereby to demand payment in cash for his or her shares. If the Common Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If the Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may exercise the demand for appraisal for a Shareholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record owner or owners.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise Dissenters' Rights with respect to the shares held for all or less than all beneficial owners of shares as to which he or she is the record owner. In such case, the written demand must set forth the number of shares covered by such demand and the name and address of each such beneficial owner. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Common Stock out-standing in the name of such record owner. A beneficial owner of shares who is not the record owner may assert Dissenters' Rights as to shares held on such person's behalf only if the beneficial owner submits to United Cities the record owner's written consent to the dissent before or at the time the beneficial owner asserts Dissenters' Rights.

If the Merger Agreement is approved and the Merger is consum-mated, the surviving corporation, Atmos, must within 10 days of such consummation or 30 days after the delivery of the Share-holder's demand for payment in cash, whichever is later, send to the dissenting Shareholder a written opinion as to its estimated fair value of the shares and a commitment that it will pay the estimated fair value of the shares in cash upon delivery of the stock certificates by such Shareholder to Atmos. Atmos must also include with the estimate and commitment, its consolidated balance sheet as of the end of the most recent fiscal year, its consolidated statement of income for such year and its latest available unaudited condensed consolidated interim financial statements.


        PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

If the dissenting Shareholder does not agree with the opinion of Atmos as to Atmos' estimated fair value of his or her shares (or the amount of interest due), such Shareholder, within 30 days from the delivery of Atmos' statement of value, shall notify Atmos of his or her estimated fair value of the shares and shall demand payment for the difference between such estimated fair value (and interest due) and the amount that Atmos has agreed to pay to the Shareholder. If within 60 days of the delivery of the Shareholder's estimate of fair value of the shares (and interest due) to Atmos, Atmos and the dissenting Shareholder have not agreed in writing upon the fair value of the shares (and interest due), Atmos must either: (i) pay the difference between the Shareholder's estimated fair value of the shares (with interest) and any amount previously paid by Atmos; or (ii) file a petition in the Circuit Court of the appropriate county in Illinois requesting that the court determine the fair value of the shares (and interest due). All dissenting Shareholders whose claims remain unsettled at the time of the filing of the action must be joined as parties thereto and be bound by the judgment of the Court. The Court may appoint one or more persons to serve as appraisers to hear evidence and determine the fair value of the shares.

Each dissenting Shareholder who is a party to the action will be entitled to the payment of the fair value of the shares as deter-mined by the Court, plus interest at a rate deemed fair and rea-sonable by the Court, from the date of consummation of the Merger until the date of payment, less any amount therefor previously paid by Atmos. The Court may also assess court costs, other than attorneys' and experts' fees of the parties, against Atmos if the fair value, as determined by the Court, materially exceeds the amount which Atmos initially agreed to pay for the shares. The Court may assess such costs and fees against a dissenting Share-holder if the fair value of the shares, as estimated by such Shareholder, materially exceeds the fair value as determined by the Court. The Court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the Court finds equitable.

The provisions of Sections 11.65 and 11.70 are technical in nature and complex. The preceding summary is qualified in its entirety by reference to Sections 11.65 and 11.70, the complete text of which is attached as Exhibit D to the Board's Proxy Statement. Shareholders desiring to exercise Dissenters' Rights and obtain payment of the fair value of their Common Stock should consult counsel, as failure to comply strictly with the provi-sions of Sections 11.65 and 11.70 may defeat their Dissenters' Rights.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN ASSERTING YOUR
DISSENTERS' RIGHTS, YOU ARE INVITED TO CALL GEORGESON & COMPANY
INC. TOLL-FREE AT (800)           .  BANKS AND BROKERS CALL (212)
                        ----------
              (COLLECT).
-------------

Withdrawal of Dissenters' Rights
---------------------------------

Southern Union believes that Shareholders retain the ability to abandon their Dissenters' Rights and receive the Merger con-sideration until at least the earlier of (i) the date immediately prior to the date Atmos files its petition with the circuit court and (ii) the date Atmos pays the dissenting Shareholder the dif-ference between the Shareholder's and Atmos' estimated fair value of the shares. Illinois case law supports this conclusion, but it is not a settled matter of Illinois law and such period for withdrawal may be shorter. See Bauman v. Advance Aluminum
                                --------------------------
Castings Corp., 27 Ill. App. 2d 178; 169 N.E. 2d 382 (Ill. App.
-------------
1960). As neither of these dates can occur prior to the consum-mation of the Merger, which is currently expected to occur no sooner than March 1997, SHAREHOLDERS MAY BE ABLE TO WITHDRAW THEIR DISSENTERS' RIGHTS AND BE ELIGIBLE TO RECEIVE THE MERGER CONSIDERATION FOR SEVERAL MONTHS AFTER THE SPECIAL MEETING SCHEDULED FOR NOVEMBER 12, 1996.

See also "Risks Associated with Accepting the Opposition Proxy -
Perfection of Dissenters' Rights May Not Result in a Higher Con-sideration But May Preclude the Merger."

         PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

                    ADDITIONAL INFORMATION

Reference is made to the Board's Proxy Statement for information concerning, among other matters, the Merger, the Common Stock, beneficial ownership of Common Stock by and other information concerning United Cities's management, United Cities' independent public accountants, the principal holders of Common Stock, the vote required to approve the Merger and procedures for submitting proposals for consideration at the next annual meeting of United Cities.


                   EXPENSES OF SOLICITATION

The entire expense of preparing and mailing this Opposition Proxy Statement and any other soliciting materials and the total expenditures relating to the solicitation of Opposition Proxies will be borne by Southern Union. In addition to the use of the mails, Opposition Proxies may be solicited by Southern Union's affiliates, directors, executive officers and other officers, employees and agents by telephone, telegram and personal solicitation. No additional compensation will be paid to those persons engaged in such solicitation. Southern Union's affili-ates, directors, executive officers and other officers, employees and agents will be indemnified by Southern Union for losses, claims and liabilities arising out of their activities relating to the solicitation of Opposition Proxies.

Southern Union has entered into an agreement with Georgeson & Company Inc. ("Georgeson") pursuant to which Georgeson has agreed to assist Southern Union with its solicitation of Opposition Proxies, strategy, press and investor relations in connection with the Special Meeting. The agreement with Georgeson provides
for the payment of fees to Georgeson in the amount of $         .
                                                       ---------
Georgeson will receive reimbursement from Southern Union for its expenses incurred in its engagement and will be indemnified by Southern Union against liabilities arising out of such engage-ment.

Georgeson expects to engage approximately      persons in connec-
                                          ----
tion with its efforts on behalf of Southern Union. Such persons will, among other activities, solicit proxies from Shareholders by telephone, telegram and personal solicitation. In addition, banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward proxy solicitation materials to the beneficial owners of the Common Stock that such institutions hold of record, and Southern Union will reimburse such institutions for their reasonable out-of-pocket expenses.

Southern Union estimates that its total expenditures relating to the solicitation of Opposition Proxies will be approximately
$             , plus the fees payable to Georgeson and additional
 -------------
expenditures if there is litigation.  There have been $        in
                                                       -------
cash expenditures to date relating to the solicitation of Opposi-tion Proxies. Southern Union presently intends to seek reim-bursement from United Cities for reasonable expenses in connection with the solicitation of Opposition Proxies.


           CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS

To the knowledge of Southern Union, no director or executive officer of Southern Union is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of United Cities. To the knowledge of Southern Union, no such director or executive officer or any associate of such persons has any arrangement or understanding with respect to any future employment by United Cities or its affiliates, and no such person has any arrangement or understanding with respect to any future transactions to which United Cities or any of its affiliates will or may be a party.



        PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

All transactions in securities of United Cities engaged in by Southern Union during the past two years are listed in Appendix B hereto.

Except as described herein or in Appendix B attached hereto, neither Southern Union nor its directors or executive officers or any associates of such persons (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of United Cities' last fiscal year, or in any current proposed transaction, to which United Cities or any of its subsidiaries was a party, (ii) owns beneficially any securities of United Cities, (iii) borrowed any funds for the purpose of acquiring or holding any securities of United Cities (except, as disclosed in the Schedule 13D, with respect to Southern Union's revolving credit agreement, funds from which are included in the working capital used to purchase Southern Union's investment in the Common Stock), or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of United Cities, (iv) is the beneficial or record owner of any securities of United Cities or any parent or subsidiary thereof, or (v) has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


             SECURITY OWNERSHIP OF UNITED CITIES

To the knowledge of Southern Union, as of the Record Date, Southern Union was the only Shareholder who beneficially owned more than five percent of any class of voting securities of United Cities. As of the Record Date, Southern Union bene-ficially owned 854,300 shares of Common Stock, or 6.5% of the Common Stock outstanding on the Record Date.


      SHARES REPRESENTED BY THIS OPPOSITION PROXY STATEMENT

All of the 854,300 shares of the Common Stock beneficially owned by Southern Union are represented in this Opposition Proxy State-ment.



        PLEASE COMPLETE AND RETURN THE BLUE PROXY CARD

                         APPENDIX A
                         ----------

Each of the persons who may participate in soliciting Opposition
Proxies (other than employees of Georgeson) are identified below.


Name                     Position(s) Held with Southern Union
----------------------   ------------------------------------

George L. Lindemann      Chairman of the Board and Chief
                           Executive Officer

John E. Brennan          Vice Chairman of the Board

Peter H. Kelley          President and Chief Operating Officer

Frank W. Denius          Director

Aaron I. Fleischman      Director

Kurt A. Gitter, M.D.     Director

Adam M. Lindemann        Director

George Rountree, III     Director

Roger J. Pearson         Director

Dan K. Wassong           Director

Ronald J. Endres         Executive Vice President and Chief
                           Financial Officer

David J. Kvapil          Vice President - Controller

Dennis K. Morgan         Vice President - Legal and Secretary

George Yankowski         Treasurer and Director of Investor
                           Relations

Nancy Capezzuti          Senior Vice President - Human Resources

Stephen A. Bouchard      Partner, Fleischman and Walsh, L.L.P.,
                           Legal Counsel to Southern Union

                          APPENDIX B
                          ----------

Set forth below are descriptions of transactions in the Common
Stock by Southern Union effected during the past two years, all of which represent open market purchases, net of brokerage com-missions:

                         Number of Shares of
Date of Transaction         Common Stock          Price Per Share
-------------------      -------------------      ---------------

 December 6, 1995               5,000                 $16.7500
 December 6, 1995               1,500                  16.6250
 December 7, 1995               2,500                  16.7500
 December 7, 1995               2,500                  16.7500
 December 7, 1995               3,500                  16.7500
 December 8, 1995               1,500                  16.7500
 December 8, 1995               7,500                  17.2500
 December 11, 1995             30,000                  17.2500
 December 12, 1995              2,000                  17.2500
 December 12, 1995              5,000                  17.5000
 December 14, 1995              1,500                  17.2500
 December 20, 1995              2,500                  16.7500
 December 20, 1995              2,500                  17.0000
 December 21, 1995              7,500                  17.0000
 December 22, 1995             10,000                  17.1250
 January 2, 1996              500,000                  18.5500
 July 23, 1996                 43,000                  20.0000
 July 23, 1996                 19,000                  19.8750
 July 23, 1996                  5,000                  19.6250
 July 23, 1996                 20,000                  19.7500
 July 24, 1996                 25,000                  19.7500
 July 24, 1996                 10,000                  19.6250
 July 24, 1996                  7,000                  19.8750
 July 24, 1996                 21,000                  20.0000
 July 25, 1996                 22,500                  19.8750
 July 25, 1996                  3,000                  19.7500
 July 26, 1996                  6,000                  19.8750
 July 26, 1996                  1,000                  19.6250
 July 26, 1996                 20,600                  19.7500
 July 29, 1996                 18,400                  19.7500
 July 29, 1996                 11,000                  19.6250
 July 30, 1996                 21,400                  19.7500
 July 31, 1996                  5,000                  19.8125
 July 31, 1996                 10,400                  19.7500

         [TO BE DELIVERED TO UNITED CITIES' SHAREHOLDERS
              WITH DEFINITIVE PROXY STATEMENT ONLY]

                     OPPOSITION PROXY CARD
                   United Cities Gas Company
 Special Meeting of Stockholders -- To Be Held November 12, 1996
       THIS PROXY IS SOLICITED BY SOUTHERN UNION COMPANY


The undersigned shareholder of United Cities Gas Company, an Illinois and Virginia corporation ("United Cities"), hereby appoints Peter H. Kelley and Ronald J. Endres, and each of them, proxies and attorneys-in-fact of the undersigned, each with full power of substitution, to attend and act for the undersigned at the Special Meeting of Shareholders to be held on November 12, 1996 at 10:30 a.m., Central Time at the Fifth Floor Auditorium of the First American Center, 326 Union Street, Nashville, Tennessee and at any adjournment or postponement thereof (the "Special Meeting"), and in connection therewith to represent and vote all the shares of Common Stock of United Cities which the undersigned would be entitled to vote.

Said proxies and attorneys, and each of them, shall have all the powers which the undersigned would have if acting in person. The undersigned hereby revokes any other proxy to vote at such Special Meeting and hereby ratifies and confirms all that said proxies and attorneys, and each of them, may lawfully do by virtue hereof. Said proxies, without hereby limiting their general authority, are authorized to vote in accordance with their best judgment with respect to all matters incident to the conduct of the Special Meeting and all matters presented at the Special Meeting but which are not known to Southern Union Company at the time of the solicitation of this proxy.

Proposal to ratify and approve an Agreement and Plan of Reorgani-zation dated July 19, 1996 as amended by Amendment No. 1 to Agreement and Plan of Reorganization dated October 3, 1996, by and between United Cities and Atmos Energy Corporation, a Texas corporation ("Atmos"), and approve the Plan of Merger and the Merger of United Cities with and into Atmos, with Atmos as the surviving corporation (the "Merger").

      [  ]  FOR         [  ]  AGAINST         [  ]  ABSTAIN


SOUTHERN UNION COMPANY RECOMMENDS A VOTE AGAINST RATIFICATION AND
                                         -------
APPROVAL OF THE MERGER.


   IMPORTANT:  PLEASE SIGN AND DATE ON OTHER SIDE AND RETURN
               PROMPTLY IN THE POSTPAID ENVELOPE PROVIDED.  NO
               POSTAGE IS NECESSARY IF MAILED IN THE UNITED
               STATES.

Each of the above-named proxies at said Special Meeting, either in person or by substitute, shall have and exercise all the powers of said proxies hereunder. This proxy will be voted in accordance with the choices specified by the undersigned on this proxy. In their discretion, each of the above-named proxies is authorized to vote upon such other business incident to the conduct of the Special Meeting as may properly come before the Special Meeting or any postponements or adjournments thereof. If no instructions are indicated herein, this Proxy will be treated as a grant of authority to vote AGAINST the proposal and in the discretion of the above-named proxies on any other matters to be voted upon at the Special Meeting.

                         THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF
                         COPIES OF THE OPPOSITION PROXY STATEMENT
                         AND THE BOARD'S PROXY STATEMENT


                         Date -----------------------, 1996



                         -----------------------------------
                         (Signature of shareholder)


                         -----------------------------------
                         (Signature of shareholder)

                         Please sign your name exactly as it
                         appears hereon and return this proxy
                         promptly in the enclosed envelope. Where there is more than one owner, each should sign. When signing in a fiduciary capacity, please add your title as such. If executed by a corporation, the proxy should be signed by a duly authorized officer.

      PLEASE VOTE, SIGN, DATE AND PROMPTLY RETURN THIS CARD

        SOUTHERN UNION COMPANY RECOMMENDS A VOTE AGAINST
                                                 -------

            RATIFICATION AND APPROVAL OF THE MERGER